PROBILITY MEDIA CORPORATION

1517 SAN JACINTO STREET

HOUSTON, TEXAS 77002

(713) 652-3937

July 7, 2017

Ms. Pamela Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Mail Stop 4631

Division of Corporate Finance

Washington, D.C. 20549

Re:	ProBility Media Corporation, f/k/a Panther Biotechnology, Inc.
Form 8-K
Filed November 15, 2016
File No. 000-55074

Dear Ms. Long:

ProBility Media Corporation, formerly known as Panther Biotechnology, Inc. (the “Company” or “ProBility”) has the following responses to your letter dated February 9, 2017, regarding the Company’s Form 8-K filed November 15, 2016 (the “Form 8-K”).

In connection with these responses the Company is filing Amendment No. 2 to the Form 8-K concurrently herewith (the “Amended Form 8-K”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

General

1.       We note your response to comment 2 of our letter dated December 12, 2016. You cite the ownership of two patent licenses and one patent purchased primarily in stock of your company as evidence you were not a shell company prior to the share exchange. Because of the absence of any meaningful effort to pursue business development under this intellectual property, we continue to believe that you were a shell company. You should revise your current report accordingly.

Response:

We have updated the Amended Form 8-K to reflect our status as a “shell company” prior to the exchange.

Exhibit 99.3—Unaudited Pro Forma Combined Financial Information

2.       Please update the financial statements as required by Rule 8-08 of Regulation S-X and update the pro forma financial statements accordingly. In this regard, we note both Brown and ProBility’s financial statements included in the current filing are over 135 days old and need to be updated as of October 31, 2016, based on the October 31 year end you have adopted as noted on page 4.

Response:

Based upon our telephone conference with SEC on June 29, 2017, we no longer are required to provide pro forma information because our amended 10-K, filed on February 15, 2017, already reflects the combined information.

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3.       Please revise your disclosure on page 1 of Exhibit 99.3 to state that the unaudited pro forma statements of operations give effect to the reverse merger as if the transaction occurred at the beginning of the earliest period presented. Please also update the disclosure so the unaudited pro forma balance sheet is as of the most recent balance sheet date for which updated financials statements are required to be provided.

Response:

Based upon our telephone conference with SEC on June 29, 2017, we no longer are required to provide pro forma information because our amended 10-K, filed on February 15, 2017, already reflects the combined information.

4.       Please present pro forma earnings per share amounts pursuant to Rule 11-02(b)(7) of Regulation S-X. Please provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS, if necessary.

Response:

Based upon our telephone conference with SEC on June 29, 2017, we no longer are required to provide pro forma information because our amended 10-K, filed on February 15, 2017, already reflects the combined information.

5.       We note from footnote B to your pro forma financial statements that your pro forma balance sheet gives effect to the assumed sale of 1,666,667 shares of your common stock for gross proceeds of $250,000 in conjunction with the closing of the share exchange agreement. We further note from your disclosure under Item 2.01 and Item 3.02 that you sold 499,999 shares totaling $75,000 and that you have no further capital raise requirement under the exchange agreement. Please revise your pro forma balance sheet to reflect the actual number of shares sold and the related dollar amount.

Response:

Based upon our telephone conference with SEC on June 29, 2017, we no longer are required to provide pro forma information because our amended 10-K, filed on February 15, 2017, already reflects the combined information.

6.       As we continue to believe you are a shell company, please note that the acquisition of a private operating company by a non-operating public shell company is a capital transaction in substance, rather than a business combination. As such, the assets and liabilities of both companies should be combined at their net book value. Please revise your pro forma financial statements to remove any fair value adjustments.

Response:

We have reflected your comment in our consolidated financial statements as of October 31, 2016 as filed in our Form 10-K, filed on February 14, 2017.

Yours very truly,

/s/ Steven M. Plumb

Steven M. Plumb, CPA

Chief Financial Officer

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